# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DoubleDown Interactive Co., Ltd., CIK 0001799567
CUSIP: 25862B109
Title of class of securities: American depositary shares, each representing 0.05 common share, par value W10,000 per share
Address of issuer's principal executive offices: 13F, Gangnam Finance Center,152, Teheran-ro Gangnam, Seoul, Korea Republic Of (M5), 06236
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001464790

## Reporting persons
- BRC Group Holdings, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 81,668.6; sole dispositive power 0; shared dispositive power 81,668.6; aggregate amount beneficially owned 81,668.6 (3.29% of the class)
  Comment: This percentage is based on 2,477,672 common shares outstanding according to the issuer's Form 6-K filed with the U.S. Securities and Exchange Commission on August 11, 2026.
- BRF Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 79,522.7; sole dispositive power 0; shared dispositive power 79,522.7; aggregate amount beneficially owned 79,522.7 (3.21% of the class)
  Comment: This percentage is based on 2,477,672 common shares outstanding according to the issuer's Form 6-K filed with the U.S. Securities and Exchange Commission on August 11, 2026.
- B. Riley Principal Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 312.3; sole dispositive power 0; shared dispositive power 312.3; aggregate amount beneficially owned 312.3 (0.01% of the class)
  Comment: This percentage is based on 2,477,672 common shares outstanding according to the issuer's Form 6-K filed with the U.S. Securities and Exchange Commission on August 11, 2026.
- B. Riley Securities, Inc.: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,833.6; sole dispositive power 0; shared dispositive power 1,833.6; aggregate amount beneficially owned 1,833.6 (0.07% of the class)
  Comment: This percentage is based on 2,477,672 common shares outstanding according to the issuer's Form 6-K filed with the U.S. Securities and Exchange Commission on August 11, 2026.
- Bryant Riley: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 8,470.7; shared voting power 81,668.8; sole dispositive power 8,470.7; shared dispositive power 81,668.8; aggregate amount beneficially owned 90,139.5 (3.64% of the class)
  Comment: This percentage is based on 2,477,672 common shares outstanding according to the issuer's Form 6-K filed with the U.S. Securities and Exchange Commission on August 11, 2026.

## Item 1. Issuer
Name of issuer: DoubleDown Interactive Co., Ltd.
Address of issuer's principal executive offices: 13F, Gangnam Finance Center, 152, Teheran-ro Gangnam-gu, Seoul, 06236, Republic of Korea

## Item 2. Person Filing
Name of person filing: BRC Group Holdings, Inc., a Delaware corporation ("BRC"), BRF Investments, LLC, a Delaware limited liability company ("BRFI"), B. Riley Principal Investments, LLC, a Delaware limited liability company ("BRPI"), B. Riley Securities, Inc., a Delaware corporation ("BRS"), and Bryant Riley, an individual. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence: 11100 Santa Monica Blvd. Suite 800, Los Angeles, CA 90025
Citizenship: BRC, BRFI, BRPI and BRS are organized under the laws of the State of Delaware. Bryant Riley is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: (1) As of the date hereof, BRFI directly owned 1,590,454 ADS, which represent 79,522.70 Common Shares. (2) As of the date hereof, BRPI directly owned 6,246 ADS, which represent 312.30 Common Shares. (3) As of the date hereof, BRS directly owned 36,672 ADS, which represent 1,833.60 Common Shares. (4) As of the date hereof, BRC as the parent company of BRFI and BRPI and the majority shareholder of B. Riley Securities Holdings, Inc. ("BRSH"), which is the parent of BRS, may be deemed to beneficially own 1,633,372 ADS, which represent 81,668.60 Common Shares, of which (a) 1,590,454 ADS, which represent 79,522.70 Common Shares, are held directly by BRFI in the manner specified in the paragraph (1) above, (b) 6,246 ADS, which represent 312.30 Common Shares, are held directly by BRPI in the manner specified in the paragraph (2) above and (c) 36,672 ADS, which represent 1,833.60 Common Shares, are held directly by BRS in the manner specified in the paragraph (3) above. (5) As of the date hereof, Bryant Riley may beneficially own 1,802,786 ADS, which represent 90,139.30 Common Shares, of which (a) 34,838 ADS, which represent 1,741.90 Common Shares, are held as sole custodian for the benefit of Abigail Riley, (b) 36,138 ADS, which represent 1,806.90 Common Shares, are held as sole custodian for the benefit of Charlie Riley, (c) 34,838 ADS, which represent 1,741.90 Common Shares, are held as sole custodian for the benefit of Eloise Riley, (d) 63,600 ADS, which represent 3,180.00 Common Shares, are held as sole custodian for the benefit of Susan Riley, (e) 1,590,454 ADS, which represent 79,522.70 Common Shares, are held directly by BRFI in the manner specified in the paragraph (1) above, (f) 6,246 ADS, which represent 312.30 Common Shares, are held directly by BRPI in the manner specified in the paragraph (2) above and (g) 36,672 ADS, which represent 1,833.60 Common Shares, are held directly by BRS in the manner specified in the paragraph (3) above.
Percent of class: The information contained on the cover pages to this Amendment is incorporated by reference herein.
Sole power to vote or to direct the vote: The information contained on the cover pages to this Amendment is incorporated by reference herein.
Shared power to vote or to direct the vote: The information contained on the cover pages to this Amendment is incorporated by reference herein.
Sole power to dispose or to direct the disposition: The information contained on the cover pages to this Amendment is incorporated by reference herein.
Shared power to dispose or to direct the disposition: The information contained on the cover pages to this Amendment is incorporated by reference herein.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: BRFI and BRPI are subsidiaries of BRC. BRS is a wholly owned subsidiary BRSH. BRSH is majority owned by BRC.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BRC Group Holdings, Inc.: /s/ Bryant Riley, Bryant Riley/Co-Chief Executive Officer (08/14/2026)
- BRF Investments, LLC: /s/ Bryant Riley, Bryant Riley/Authorized Signatory (08/14/2026)
- B. Riley Principal Investments, LLC: /s/ Bryant Riley, Bryant Riley/Authorized Signatory (08/14/2026)
- B. Riley Securities, Inc.: /s/ Frank Pigott, Frank Pigott/General Counsel and Secretary (08/14/2026)
- Bryant Riley: /s/ Bryant Riley, Bryant Riley (08/14/2026)